Exhibit 99.1

A. 9,721,950 shares of common stock and 27,777 shares of Series B preferred stock were issued by Registrant in an acquisition transaction on February 18, 2005. The foregoing common shares and preferred shares were issued to, and are owned by, DD Family Properties LLC, a family owned LEO of which Mr. Garneau owns a 21% interest and for which he serves as Manager. Mr. Gameau exercises voting control over all of the common shares and preferred shares owned by the LLC. Mr. Garneau disclaims beneficial ownership of all but 21% of the common shares and preferred shares owned by the family Etc. The Series B preferred shares are convertible into common shares at the rate of 100 shares of common stock for each share of Series B preferred stock.

B. 2,854.167 shares of common stock were issued by Registrant in an acquisition transaction on March 8, 2004 and 2,349,703 shares of common stock were issued by Registrant on November 22, 2004 in a second issuance of shares in the same acquisition transaction. All of the foregoing common shares totaling 5,203,870 were issued to, and are owned by. five affiliated limited liability companies for which Mr. Garneau serves as Manager. In his capacity as Manager, Mr. Garneau exercises voting control over the $,203,870 common shares. Mr. Garrieau disclaims beneficial ownership of all such shares.

C. 600,000 shares of common stock and warrants to purchase 200,000 shares of common stock were issued by Registrant on November 22, 2004 in a private placement transaction. All of the foregoing cormnon shares arid warrants to purchase common shares were acquired by, and are owned by, September Serenade Ltd., a family owned partnership of which Mr. Oarneau serves as a general partner. He shares voting control over the shares with his wife. Each of Mr. Garneau and his wife own a 0.5% interest in the partnership. Mr. Garneau disclaims belief icial ownership of all but 0.5% of the shares and warrants owned by the partnership.